VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 [redacted]

08004302

August 8, 2008

SEC
Mail Processing
Section

AUG 11 2008

Washington, DC
105

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

PROCESSED
AUG 14 2008
THOMSON REUTERS

Enclosures

United States Sec Filing
August 8, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated July 18, 2008.
2. News Release – dated July 24, 2008.

Correspondence with Securities Commission(s)

3. Material Change Report dated July 24, 2008.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 18, 2008

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD ANNOUNCES OVERSUBSCRIPTION OF ITS PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold" or the "Company") is pleased to announce that it is seeking regulatory approval to increase its previously announced non-brokered private placement financing (see news release June 26, 2008). Subject to such approval it will complete the private placement with the issue of an aggregate 7,099,000 units (the "Units") at a price of $0.10 per Unit, for gross proceeds of $709,900. Each Unit is comprised of one common share of ValGold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.20 per share.

All other terms and conditions in relation to the private placement remain unchanged from those set out in the Company's June 26, 2008, news release.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 24, 2008

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD COMPLETES NON-BROKERED PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold" or the "Company") is pleased to announce that it has completed it s previously announced non-brokered private placement. A total of 7,248,000 units (the "Units") were sold at a price of $0.10 per Unit, for gross proceeds of $724,800. Each Unit is comprised of one common share of ValGold and one non-transferable share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.20 per share. The financing was closed in two tranches on July 4th and July 24th 2008. Warrants issued pursuant to the July 4th tranche closing are exercisable until July 4, 2010. Warrants issued pursuant to the July 24th tranche closing are exercisable until July 24, 2010.

ValGold issued finders' fees comprising 7% cash and non-transferable warrants (the "Finder's Warrants") equal to 8% of the total number of Units sold in the offering to arms-length subscribers arranged by eligible finders. Each Finder's Warrant entitles the finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Warrant at a price of $0.20 per Finder's Warrant Share. A total of 24,000 Finder's Warrants were issued at the July 4, 2008, tranche closing and 20,000 Finder's Warrants were issued at the July 24, 2008, tranche closing. These Finder's Warrants are exercisable until July 4, 2010, and July 24, 2010, respectively.

All shares, warrants and any shares issued upon exercise of warrants and Finder's Warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day, being November 5, 2008, in regards to such securities issued pursuant to the July 4, 2008, tranche closing, and November 25, 2008, in regards to the securities issued pursuant to the July 24, 2008, tranche closing.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the Company's optioned mineral properties in Guyana, and for general working capital.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

July 24, 2008.

Item 3. **News Release**

Press releases were issued on July 24, 2008.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

July 24, 2008.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 24, 2008

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD COMPLETES NON-BROKERED PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. (**VAL**-TSX-V) ("ValGold" or the "Company") is pleased to announce that it has completed it s previously announced non-brokered private placement. A total of 7,248,000 units (the "Units") were sold at a price of $0.10 per Unit, for gross proceeds of $724,800. Each Unit is comprised of one common share of ValGold and one non-transferable share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.20 per share. The financing was closed in two tranches on July 4th and July 24th 2008. Warrants issued pursuant to the July 4th tranche closing are exercisable until July 4, 2010. Warrants issued pursuant to the July 24th tranche closing are exercisable until July 24, 2010.

ValGold issued finders' fees comprising 7% cash and non-transferable warrants (the "Finder's Warrants") equal to 8% of the total number of Units sold in the offering to arms-length subscribers arranged by eligible finders. Each Finder's Warrant entitles the finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Warrant at a price of $0.20 per Finder's Warrant Share. A total of 24,000 Finder's Warrants were issued at the July 4, 2008, tranche closing and 20,000 Finder's Warrants were issued at the July 24, 2008, tranche closing. These Finder's Warrants are exercisable until July 4, 2010, and July 24, 2010, respectively.

All shares, warrants and any shares issued upon exercise of warrants and Finder's Warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day, being November 5, 2008, in regards to such securities issued pursuant to the July 4, 2008, tranche closing, and November 25, 2008, in regards to the securities issued pursuant to the July 24, 2008, tranche closing.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the Company's optioned mineral properties in Guyana, and for general working capital.
For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: jstuart@valgold.com or info@valgold.com

molybdenum resources, and move those resources toward feasibility. Since the time of the Wardrop study in early 2007, Sultan has completed approximately 55,000 feet of drilling in 94 drill holes on the Property in an effort to further delineate tungsten, molybdenum and lead-zinc resources.

The current preliminary resource estimate for tungsten of 2,510,000 tonnes grading 0.379% WO_3 was evaluated from the East Dodger and Invincible mine areas. With the addition of the Emerald Mine remnant material, and East Emerald tungsten zone, the total tungsten resource is expected to improve dramatically.

The NI 43-101 compliant mineral resource estimate for the East Dodger and Invincible areas, which was completed by Giroux on November 20, 2006, is summarized below:

Tungsten Resource	**Cutoff**	**Tons**	**WO_3%**	**Pounds of WO_3**
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,200,000	0.397	9,607,000

This assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody; and
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

MOLYBDENUM

Sultan recently completed a 12-hole underground drill program within the East Dodger Molybdenum zone. These drill holes investigated the western extension of the zone where high-grade molybdenum intersections were encountered in previously reported drill holes JM07-04, JM07-16, JM07-17 and JM07-18 (see News Release of Jul 18, 2007). The recent drill results confirm the previously reported molybdenum intersection showing a series of high-grade molybdenum rich quartz veins within an extensive low-grade molybdenum stockwork.

Results of the first 5 drill holes were presented in a news release dated June 23, 2008. Three drill holes were drilled from a single collar located in an underground haulage tunnel situated beneath the Jersey Lead-Zinc Deposit. The holes were collared 500 feet west of the East Dodger Molybdenum Zone where molybdenum mineralization was previously intersected in 21 diamond drill holes over an area measuring 3,200 feet north-south by 400 feet east-west. Complete results from the

underground drill program are currently being tabulated and will be provided in a subsequent release.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects". Mr. Ed Lawrence, P.Eng, former Manager of the Jersey and Emerald Mines under Placer-Dome, oversees all on-going diamond drilling programs for Sultan.

For further information on the Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
Catarina Cerqueira, Associate Account Manager
CHF Investor Relations
Tel: (416) 868-1079, Ext. 251
Email: catarina@chfir.com
Or
Barbara Komorowski, or **Eric St.-Pierre**
Renmark Financial Communications
Tel: (514) 939-3989
Email: bkomorowski@renmarkfinancial.com

END